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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________________________________
                                            :
In the Matter of                            :         CERTIFICATE
                                            :              of
CONSOLIDATED NATURAL GAS COMPANY            :          NOTIFICATION
Pittsburgh, Pennsylvania                    :            NO. 3
                                            :          ____________
CNG FINANCIAL SERVICES, INC.                :
File No. 70-7508                            :
                                            :          TRANSACTIONS
(Public Utility Holding Company Act of 1935)          DURING PERIOD
____________________________________________           July 1, 1995
                                                         through
                                                    September 30, 1995
TO THE SECURITIES AND EXCHANGE COMMISSION:
	By Order dated February 23,1995 (HCAR No. 26234) in the above-captioned proceeding, the Securities and Exchange Commission permitted the Application-Declaration of Consolidated Natural Gas Company ("Consolidated") and CNG Financial Services, Inc. ("CNGF") to become effective. The authorization allows CNGF to finance the purchase by others of certain types of gas equipment. The types of gas equipment are as follows: (1) standard gas appliances; (2) new technology equipment such as heat pumps, air conditioning and turbines fueled by natural gas; and (3) alternate fuel equipment which allows the use of natural gas instead of coal or some other fuel. Also, Consolidated was authorized to provide CNGF with up to an aggregate of $25 million in funds, on a revolving basis, through December 1998, to enable CNGF to make gas equipment financing loans to customers. Consolidated can fund CNGF by (1) purchasing CNGF common stock, $10,000 par value, (2) providing open account advances to CNGF, or (3) providing long term loans to CNGF.


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	This Certificate is filed pursuant to Rule 24 as a notification that during this period the following transactions occurred:

	(1)	Amount and Source of Funding of CNGF by Consolidated during the Quarter and Cumulatively:

		None to date.


	(2)	Repayments by CNGF to Consolidated During the Quarter and Net
Cumulative Outstanding Borrowings as of the end of the Quarter:

		None.


	(3)	Sales on Repurchases of Common Stock During the Quarter by CNGF (and
the terms of such) and total number of treasury shares held by CNGF as of the Quarter's end:

		None.


	(4)	Gas Equipment Financed During the Quarter:

		Standard Appliances	Customer	Loan Amount	Revenue
		___________________	________	___________	_______

		None.

		New Technology Equipment	Customer	Loan Amount	Revenue
		________________________	________	___________	_______

		None.

		Alternate Fuel Equipment	Customer	Loan Amount	Revenue
		________________________	________	___________	_______

		None.

	(5)	Total Loans and Financing Revenues:

		None.


	(6)	Balance Sheet and Income Statement for CNGF as of the end of the
Quarter:

		None.



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	The "past-tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized pursuant to the Order have been consummated.

			CONSOLIDATED NATURAL GAS COMPANY
			CNG FINANCIAL SERVICES, INC.




			By  J. M. Hostetler
			Their Attorney

Dated this 31st day
of October, 1995